EXHIBIT D-2

STATE OF MAINE
PUBLIC UTILITIES COMMISSION                               Docket No. 2000-663

                                                          January 5, 2001

BANGOR HYDRO-ELECTRIC COMPANY;                            ORDER REJECTING
MAINE ELECTRIC POWER COMPANY, INC.;                       REVISED STIPULATION
CHESTER SVC PARTNERSHIP; AND                              AND APPROVING
EMERA INC.                                                ORIGINAL STIPULATION
Request for Approval of Reorganization
(Joint Petition)

--------------------------------------------------------------------------------

I. SUMMARY

     Through this Order, we reject the revised stipulation submitted in this matter on December 5, 2000. Consistent with the procedures suggested by the parties, we consider and approve the original stipulation filed December 1, 2000.

II. BACKGROUND

     On August 14, 2000, Bangor Hydro-Electric Company (BHE), Maine Electric Power Company, Chester SVC Partnership and Emera, Inc. (Emera) (collectively Petitioners), filed a joint petition for approvals of reorganizations pursuant to 35-A M.R.S.A. ss. 708. Specifically, the Petitioners seek approval of a merger that would result in BHE's becoming a wholly-owned subsidiary of Emera. Emera is an energy and services company headquartered in Nova Scotia, whose principal subsidiary is Nova Scotia Power./1/

     The Hearing Examiner granted intervenor status to the Public Advocate, the Municipal Review Committee (MRC), the Industrial Energy Consumer Group (IECG), Alternative Energy, Inc. (AEI), and Central Maine Power Company (CMP). Emera appealed the Examiner's order granting CMP intervenor status. On November 22, 2000, Ralph Coffman and the Independent Co-op of Maine filed a late petition for intervention. BHE and Emera objected to the late-filed petition.

     The Petitioners, Public Advocate, MRC, and IECG have been the active parties throughout this proceeding. AEI and CMP have not taken a position on any issue.

     On December 1, 2000, the Commission received a stipulation entered into among the Petitioners, the Public Advocate and the MRC. On December 5, 2000, the Commission received a revised stipulation entered into by the IECG and the parties

-------------------

     /1/ A more detailed procedural history is contained in the attached stipulation.

that executed the original stipulation. The cover letter accompanying the revised stipulation states:

          Although the parties to the Original Stipulation continue to believe that the Original Stipulation contains a reasonable resolution of this case, they also believe that the Revised Stipulation, which has the unanimous support of the parties, contains a preferred resolution, given the circumstances of this case, and should be approved by the Commission. However, if the Commission does not approve the Revised Stipulation, the parties to the Original Stipulation request that the Commission then consider and approve the Original Stipulation.

We will follow the approach suggested by the parties and address the revised stipulation first. It is only if we reject the revised stipulation that we need consider the original stipulation.

III. DISCUSSION AND CONCLUSIONS

     A. Revised Stipulation

     The parties to the revised stipulation recommend that the Commission approve the proposed merger between BHE and Emera with certain conditions. Most of the conditions proposed in the revised stipulation generally follow the guidelines and holdings set forth by the Commission in CMP Group, Inc., et al., Request for Approval of Reorganization and of Affiliated Transactions, Order, Docket No. 99-411 (Jan. 4, 2000), (CMP Merger Order), and we thus find them reasonable and in the public interest. The revised stipulation also contains three conditions on matters not discussed in the CMP Merger Order. These conditions relate to: 1) PERC warrants; 2) revenue requirement freeze; and 2) rate design. For the reasons discussed below, we find the PERC warrant and revenue requirement freeze provisions to be reasonable and in the public interest, but conclude that the rate design provision is contrary to the public interest and must be rejected. Each of the conditions contained in the revised stipulation is discussed below.

          1. Acquisition Premium

     The revised stipulation states that issues involving the recovery of the acquisition premium will be treated as described in the CMP Merger Order. That Order contains a detailed discussion of the future treatment of the acquisition premium and specified conditions. An agreement to abide by the Commission's CMP Merger Order is an appropriate resolution of the issue in this case.

          2. Service Quality

     The revised stipulation commits the Petitioners to file a proposed alternative rate plan (ARP) with the Commission within two months after the completion of the merger or June 30, 2001, whichever is earlier. To protect against the deterioration of service quality until an ARP can be considered and approved, BHE agrees to file monthly reports on four service quality indicators and quarterly reports on two customer satisfaction indicators. The revised stipulation establishes a benchmark in each of these areas and provides that, should BHE's performance for any 12-month period fail to meet the established benchmarks, BHE must submit an explanation of the decline and the Commission may open an investigation to inquire into service quality issues and determine what penalty would be appropriate./2/

     The revised stipulation also recognizes the connection between current capital expenditures and future service quality by requiring BHE to file periodic reports comparing its actual capital expenditures to its budget. To the extent there is a material variance, the Commission may open an investigation to assure that the merger is not resulting in a reduction of capital investment at the expense of service quality. To allow us to track capital spending more easily, we ask that the report also identify any significant changes from the most recent prior budget.

     We find that these provisions, along with our general authority to ensure reasonable utility service, are adequate to protect ratepayers against a reduction in service quality that might occur as a result of the merger.

          3. Commission Jurisdiction and Authority

     The revised stipulation provides that the Commission will have access to the books and records of Emera and its affiliates, and will also have jurisdiction over Emera and its affiliates for discovery purposes and to require these entities to participate in Commission proceedings when necessary. Moreover, the stipulation states that BHE will obtain Commission approval, to the extent required by Maine law or regulation, for any reorganization or affiliated transaction; that BHE will petition the SEC to make an explicit finding in its approval of the merger that the Maine Commission is not preempted from exercising its jurisdiction under Maine law with respect to reorganizations, affiliate transactions or ratemaking; and that BHE will waive preemption defenses except where simultaneous compliance with state and federal law is impossible or where compliance would result in a violation of federal law.

-------------------

     /2/ Attachment A to the stipulation has a Note defining a "major storm event" as a storm which results in more than "30,000 customer outage." We assume this should read "customer outage-hours." The parties are asked to submit a replacement Attachment A.

     We conclude that these provisions will allow us to maintain reasonable scrutiny over BHE reorganizations and affiliate relationships and preserve our authority to establish just and reasonable rates with respect to affiliate transactions.

          4. Divestiture

     Consistent with the CMP Merger Order, the revised stipulation provides that the Commission may order Emera to divest BHE if there is no other available remedy to reasonably address the harm.

          5. PERC Warrants

     A significant issue unique to the proposed BHE/Emera merger is the potential impact on ratepayers from an increase in the value of the warrants issued or to be issued under the terms of BHE's restructuring of its purchased power agreement with the Penobscot Energy Recovery Company (PERC). Under the terms of the PERC contract restructuring, BHE agreed to issue two million stock warrants: one million to the owners of PERC and one million to the Municipal Review Committee (MRC)./3/ Each warrant entitles its holder to purchase one share of BHE stock at $7 per share. Warrants were to be issued from 1999 through 2002 and could be exercised up to ten years after issuance. At the time of the PERC contract restructuring, BHE's stock had a book value of approximately $15.00 per share but was trading at about $5.50 per share. To cap ratepayers' exposure in the event BHE's stock price greatly increased in value, the Commission specified that ratepayers' exposure regarding the PERC warrants would be capped at the difference between the exercise price and the higher of $15.00 per share or book value at the time of exercise./4/ Petition for Approval of Electric Rate Stabilization Agreement, Docket No. 97-451 at 6 (Sept. 29, 1997).

     Immediately prior to the announcement of the merger, BHE's stock was trading at $15.13 per share and its book value was $18.30 per share. The price per share offered by Emera under the terms of the merger is $26.50. Consequently, after the merger announcement, BHE's stock price increased and has been trading significantly above book value. Under the terms of the merger agreement, payments to the warrant holders are due at closing.


-------------------

      /3/ The MRC is an organization that represents municipalities with long-term waste disposal contracts with PERC.

      /4/ The restructuring of the PERC purchased power agreement occurred to benefit ratepayers. As such, the costs of the restructuring are generally borne by the ratepayers. 35-A M.R.S.A. ss. 3156. However, because the costs of the warrants were unknown and potentially substantial, the Commission capped ratepayer exposure as described above.

     These circumstances raise the question of whether, by virtue of the merger, ratepayers would be harmed as a result of the exercise of the remaining warrants at a price above book. The concern is that, absent the merger, the warrants would have been exercised over a longer time period and/or at a lower price, resulting in lower ratepayer costs. The revised stipulation addresses this concern by estimating and simulating the ratepayer impact that would have occurred absent the merger by fixing the ratepayer cap for the warrants exercised by December 31, 2002 at $17.50 per share (an amount below book value), and for warrants exercised after that date at $18.50 per share. Thus, pursuant to the stipulation, ratepayers are liable only for $10.50 per share (i.e., the difference between $17.50 and $7.00 per share) for warrants exercised by December 31, 2002, and for $11.50 per share ($18.50 minus $7.00) for warrants exercised after that date.

     For ratemaking purposes, the warrants owned by the MRC will be treated as if exercised in equal amounts over a 7-year period, and will be included in rate base as of the date of constructive (rather than actual) exercise. BHE has entered into an agreement with the MRC to allow the deferral of payment on the warrants exercisable at closing and provide for equal annualized payments over a 7-year term, subject to BHE's payment of interest on the deferred amount of 5% per annum. These interest payments will neither be recovered in rates nor reflected in the determination of BHE's cost of capital.

     We find that the fixing of the ratepayer cap at a level which is currently below BHE's book value and the delay in including the warrants in rate base through the agreement with the MRC reasonably protect BHE's ratepayers from the impact of the merger on the exercise of the PERC warrants.

          6. Revenue Requirement Freeze

     The revised stipulation incorporates a provision for a revenue requirement freeze similar to that proposed by Emera in the joint petition. The provision freezes revenue requirements, not rates, and is subject to adjustment for "mandated costs." The freeze lasts until approval of an ARP or March 31, 2002, whichever is earlier. Although the provision does not provide for an absolute freeze on rates, we find that its inclusion in the stipulation is in the ratepayers' interest; the limited freeze included in the stipulation provides a degree of rate predictability and stability which, while short of what might be available in a fully developed price cap plan, is at least as beneficial to ratepayers as traditional ratemaking.

          7. Rate Design Provision

     The revised stipulation contains a provision regarding rate design. Specifically, as part of its initial ARP filing, BHE agrees to address the following "propositions":

               a.   The elimination of all demand ratchets from retail rates.

               b. The institution of a back-up rate for customers with self-generation facilities or cogeneration facilities behind-the meter.

               c. The adoption of a rate similar to "Rate O" in the Central Maine Power Company territory for Fort James and BHE's two International Paper customers at Costigan and Passadumkeag.

               d. The adoption of the principle that customers may negotiate a transmission rate(s) lower than the applicable OATT(s) if such a rate will result in an increase in electricity usage by the customer over BHE transmission or distribution facilities than would likely exist in the absence of such a lower rate(s) and would cause no adverse rate impact to core customers.

               The revised stipulation further provides that:

               BHE agrees to cooperate with the IECG in the development of the filing and to negotiate with the IECG in good faith regarding any differences between BHE and IECG on the merits of the propositions. Such negotiations and the filings by BHE and IECG shall be guided by the following principles:

               (i) Revenue changes resulting from rate design changes related to items a through d, above, should be confined to the applicable rate class in a manner consistent with PUC practice;

               (ii) Rate design related to item b, above, should be similar to rate design in effect for CMP at the time of the effective date of this Stipulation;

               (iii) Core customer rate impacts from the above rate design changes should be minimized;

               (iv) Rate design changes should not impact shareholders to a greater extent than they would otherwise be impacted without such changes.

In the event BHE agrees with the IECG on these rate design matters prior to filing, it is obligated by the revised stipulation to support the positions until a specified point in time.

     For the reasons set forth below, we conclude that the rate design provision of the revised stipulation is contrary to the public interest and sound Commission practice. We therefore reject the revised stipulation.

     As the initial concern, the matters presented in the rate design agreement have no relationship to the issues in this proceeding. Rate design issues were not raised in the testimony of any party, nor are they relevant to the issues presented by this merger. Although there is precedent for Commission approval of stipulations that include agreements on issues in other ongoing proceedings (which allows interested persons notice and an opportunity to participate), in this case the rate design issues are not part of another pending proceeding and do not have a clear or direct connection to the issues in this case.

     Our primary reason for rejecting the revised stipulation, however, is that the operation of the provision itself is inappropriate and not in the public interest./5/ In essence, the provision commits BHE to cooperate and negotiate with a particular party (the IECG) in the preparation of its rate design filing with respect to several substantial and likely controversial rate design matters. The negotiations occur prior to the filing of the case and are "guided" by specific "principles." BHE is then obligated to advocate in favor of any position that results from the negotiations.

     The provision, therefore, could operate to place BHE in the position of continuing to advocate for rate design positions that it no longer believes to be correct or in its own interests. This is not an academic concern. Positions of parties in rate design cases often evolve and develop throughout the proceeding. Thus, BHE might be in the awkward position of being obligated by the revised stipulation in this case to advocate before this Commission in another case views that it does not actually support. Such advocacy could deprive the Commission of the honest input of a utility in rate design matters, an area where the utility has unique perspectives and substantial expertise. As an example, BHE may be restricted from providing its own unfettered assessment of alternative rate designs that may be presented in the case. Commission proceedings are premised on parties advocating on behalf of their own interests and we expect that, when utilities take positions before us, they do so based on sound principles consistent with their own interests. The rate design provision could thus result in unnecessary questions of credibility with respect to BHE's positions.

-------------------

     /5/ In its exceptions, the IECG suggested that rejection of the rate design provision would constitute a prior restraint of speech and improper impairment of BHE's right to free speech. Our rejection of the revised stipulation does not implicate any constitutional right of BHE. BHE may speak to or negotiate with anyone it wishes. The rejection of the revised stipulation represents only our decision not to give any form of regulatory "blessing" to the rate design provision that might be implied or inferred from our allowing the provision to remain in a Commission-approved stipulation. The First Amendment allows BHE to speak; it does not require the Commission, or anyone else, to adopt, approve or publish that speech.

     The revised stipulation could also result in difficult disputes. By adopting the revised stipulation, we would incorporate it into our approval order. Thus, the Commission might be placed in the position of enforcing its terms. We might be asked to resolve disputes regarding whether BHE cooperated and negotiated with the IECG in good faith prior to filing, or whether BHE maintained its commitment to continue to support certain positions after filing. For example, a dispute could exist as to whether statements or positions taken by BHE in response to Commission (or other party) inquiries violate the revised stipulation6 and should not be allowed in the record or considered in the current proceeding.7

     The negotiation process in a future rate design proceeding could be impeded by the revised stipulation. BHE may be constrained from presenting compromises or offering concessions that would violate the stipulation. This could frustrate the negotiations and reduce the likelihood of a successfully negotiated outcome. Further, to the extent that the provision could be read not only to require BHE to negotiate with IECG on these issues but also to refrain from negotiating with others, the provision is inconsistent with our general practice and the spirit of our rules that all parties be given a meaningful opportunity to participate in settlement discussions. See, e.g., Ch. 110, section 741.

     Finally, the situation presented by the rate design provision is similar in some respects to that faced by the Commission in Central Maine Power Company, Divestiture of Generation Assets - Request for Approval of Sale of Generation Assets, Docket No. 98-058, Corrected Order - Part 11 (Dec. 17, 1998). In that case, as part of its generation asset sale to FPL-ME, CMP entered into a "Letter Agreement" with FPL-ME whereby CMP agreed to support specific positions and to make certain efforts regarding transmission policy related to new generation. The Letter Agreement resulted in extreme controversy regarding our review and approval of CMP's generation asset sale. That circumstance was more problematic than the current case because CMP committed (or appeared to commit) to take positions against its interests as a T&D utility in FERC regulated matters. Although of less concern, the rate design provision in the revised stipulation has a similar potential for unnecessary controversy.

     Our   disapproval  of  the  rate  design   provision  is  not  based  on  a
consideration of the specified "propositions" or "principles." Accordingly, the decision in

-------------------

     /6/ Indeed, if we adopt the revised stipulation, we could find ourselves in the awkward position in a subsequent case of asking BHE for its views on alternative rate designs and then being requested by the IECG, on the basis of our order adopting the revised stipulation, to forbid BHE from responding to our own inquiry.

     /7/ Moreover, the extent to which BHE agreed with the IECG prior to filing and the exact nature of the agreements that resulted from the negotiations could become the subject of substantial discovery disputes in the rate design proceeding.

this case should not be viewed as a comment on the merits of any rate design issue or a departure from any prior rate design precedent. Moreover, nothing in our opinion should be read to discourage discussions and agreements between BHE and the IECG (or any other party) on matters that may come before the Commission.

     To conclude, we recognize that the revised stipulation is supported by all the active parties in this proceeding. Nevertheless, for the reasons discussed above, we cannot approve the rate design and must reject the revised stipulation.

     B. Original Stipulation

     Consistent with the review procedure described above, because we have rejected the revised stipulation, we now consider the original stipulation. This stipulation is supported by all the active parties other than the IECG. It is identical to the revised stipulation except for the rate design provision. The original stipulation has alternative rate design language which states:

          BHE further agrees that its initial filing in the ARP proceeding will address the following:

               a. The elimination of demand ratchets.

               b.  The   institution  of  a  back-up  rate  for  customers  with
               self-generation facilities or cogeneration facilities behind the meter.

               c. The adoption of a rate similar to "Rate O" in the Central Maine Power territory for Fort James and BHE's two Champion Paper customers.

     Although we have the same concern about the relevance of the provision to this proceeding, the language in the original stipulation is much less problematic than the more detailed and elaborate language in the revised stipulation. The original stipulation only requires BHE's rate design filing to address the specified items. It does not require BHE to cooperate and to negotiate with any particular party prior to its filing, nor does it commit BHE take any position before the Commission. While the provision requires certain limited rate design issues to be included in an ARP filing, notwithstanding our general practice of addressing major rate design decisions in a comprehensive rate design case, the stipulation acknowledges that the rate design provision does not limit the Commission's authority to order that the rate design issues be addressed in another proceeding. On balance, therefore, we conclude that the rate design provision in the original stipulation is not an impediment to our approval.

     When considering stipulations, we consider whether: 1) the parties joining the stipulation represent a sufficiently broad spectrum of interests that the Commission can be sure that there is no appearance or reality of disenfranchisement; 2) the process that led to the stipulation was fair to all parties; and 3) the stipulated result is reasonable, in the public interest, and not contrary to legislative mandates. The stipulation is supported by the Petitioners, the Public Advocate, who represents the interests of the general body of ratepayers, and the MRC, which represents a large number of municipalities in BHE's territory. In this case, we also note that our advisory staff was an active participant in the settlement discussions and recommends approval of the original stipulation. We thus conclude that the stipulation is supported by a broad spectrum of interests. We also conclude that the stipulation process was fair, in that all active parties participated in the settlement process. Finally, we find that the stipulated result is reasonable and not contrary to legislative mandates. As discussed above, all of the provisions in the original stipulation, taken as a whole, allow us to find that the proposed merger is consistent with the interests of ratepayers and investors as required by 35-A M.R.S.A. ss. 708.

     C. Intervention Matters

          1. Ralph Coffman/Independent Electric Co-op

     We deny the late-filed petition to intervene of Ralph Coffman and the Independent Co-op. We agree with Emera and BHE that the petition was filed too late in this proceeding to warrant our permitting intervention. Although we are generally flexible with late-filed intervention petitions, as long as the petitioner takes the case as he finds it, the Coffman petition was filed almost four months into a 6-month proceeding.8

     At the time the petition was filed, the parties were in the process of finalizing agreements that would resolve all issues in the proceeding. Thus, allowing a new party into the process would prejudice the existing parties that have participated actively from the beginning of the case. Moreover, Mr. Coffman testified at the October 5, 2000 public witness hearing in this case. Mr. Coffman was thus aware of this proceeding; his petition provides no explanation for why it was filed so late.

     Under these circumstances, we conclude that the Coffman late- filed petition to intervene should be denied.

          2. CMP Intervention

     We deny Emera's appeal (filed on October 29, 2000) of the Examiner's order allowing CMP discretionary intervention to participate in this case on a limited basis. Pro. Orders (Oct. 5, 2000, and Sept. 5, 2000). CMP was allowed to participate in this case on the same limited basis accorded to BHE in CMP's recent

-------------------

     /8/ The deadline for petitions to intervene in this proceeding was August 17, 2000. The Coffman petition was filed on November 22, 2000.

merger proceeding./9/ Like BHE in the CMP proceeding, CMP chose not to participate in any manner in this proceeding, and CMP did not take any position on either stipulation. Under such circumstances, we find no reason to share Emera's concern that CMP might appeal to the Law Court or that the granting of intervenor status on such an extremely limited basis would provide the vehicle to do so.

     Because we find no reason to overturn the Examiner's intervention order, the Emera appeal is denied.

     Accordingly, it is

                                     ORDERED

     1. That the original stipulation filed on December 1, 2000 and attached to this Order is, hereby, approved and incorporated by reference into this Order;

     2. That the revised stipulation filed on December 5, 2000 is rejected;

     3. That the late-filed petition to intervene of Ralph Coffman and the Independent Co-op filed on November 22, 2000 is denied; and

     4. That the Emera appeal of the Examiner's intervention order filed on October 29, 2000 is denied.



             Dated at Augusta, Maine, this 5th day of January, 2001.

                           BY ORDER OF THE COMMISSION


                          -----------------------------
                                Dennis L. Keschl
                             Administrative Director



COMMISSIONERS VOTING FOR:    Welch
                             Nugent
                             Diamond

-------------------

     /9/ CMP's participation was limited to receiving filings and discovery, and the filing of briefs.

                      NOTICE OF RIGHTS TO REVIEW OR APPEAL

     5 M.R.S.A. ss. 9061 requires the Public Utilities Commission to give each party to an adjudicatory proceeding written notice of the party's rights to review or appeal of its decision made at the conclusion of the adjudicatory proceeding. The methods of review or appeal of PUC decisions at the conclusion of an adjudicatory proceeding are as follows:

     1. Reconsideration of the Commission's Order may be requested under Section 1004 of the Commission's Rules of Practice and Procedure (65-407 C.M.R.
     110) within 20 days of the date of the Order by filing a petition with the Commission stating the grounds upon which reconsideration is sought.

     2. Appeal of a final decision of the Commission may be taken to the Law Court by filing, within 30 days of the date of the Order, a Notice of Appeal with the Administrative Director of the Commission, pursuant to 35-A M.R.S.A. ss. 1320(l)-(4) and the Maine Rules of Civil Procedure, Rule 73, et seq.

     3. Additional court review of constitutional issues or issues involving the justness or reasonableness of rates may be had by the filing of an appeal with the Law Court, pursuant to 35-A M.R.S.A.ss.1320(5).

Note: The attachment of this Notice to a document does not indicate the Commission's view that the particular document may be subject to review or appeal. Similarly, the failure of the Commission to attach a copy of this Notice to a document does not indicate the Commission's view that the document is not subject to review or appeal.

STATE OF MAINE
PUBLIC UTILITIES COMMISSION                           Docket No. 2000-847

                                                      January 5, 2001

BANGOR GAS COMPANY LLC,                               ORDER
Proposed Rate Change (Annual
Rate Cap Adjustment)

               WELCH, Chairman; NUGENT and DIAMOND, Commissioners


I.   SUMMARY

     We approve Bangor Gas Company LLC's (Bangor Gas) proposed Price Cap Adjustment and related Rate Element changes for effect on January 1, 2000.

II.  BACKGROUND

     In Docket No. 97-795, the Commission approved a rate plan for Bangor Gas under which the Company is allowed to file a proposed Price Cap Rate Adjustment each October 1, starting in 2000. The Price Cap Rate Adjustment allows Bangor Gas to change its Price Cap Rates each year to account for inflation according to an approved formula. The formula calculates the Price Index change using three years' data (the forecast year, the current year, and the previous year) from the Gross Domestic Product - Price Index (GDP-PI). The current Average Price Cap Rate is increased by the Price Index change to set a new Average Price Cap Rate. The Average Price Cap Rate establishes the maximum amount Bangor Gas is allowed to adjust its average rates for each customer class. See Bangor Gas tariff at Original Sheets 5-7. Pursuant to the Rate Design Flexibility provision of its tariff (Original Sheet 9), Bangor Gas then may adjust its rate elements for each class, subject to the following constraints:

                    a) No rate element shall be allowed to increase by more than 10% or by the percentage increase in the overall Price Cap Rate, whichever is greater; and

                    b) Increases greater than the Price Cap Rate increase in a rate element for one customer class may not be compensated for by lower-than-average increases applicable to another customer class (interclass subsidization).

     We must review Bangor Gas's filing to determine whether it has correctly applied both the Price Index change to Average Price Cap Rates and the Rate Flexibility provisions of its tariff.

Order                                  2                     Docket No. 2000-947
--------------------------------------------------------------------------------


IV.  PROCEDURAL HISTORY

     On October 11, 2000, Bangor Gas filed its first proposed annual Price Cap Rate Adjustment and provided a copy to the Office of the Public Advocate (OPA). The filing contained information supporting Bangor Gas's calculation and proposed revised tariffs, Original Sheet Nos. 48 and 49, proposed for effect on January 1, 2001. The Commission assigned Staff to review this matter as a non-adjudicatory proceeding.1

     On December 5, 2000, Bangor Gas filed an amended annual Price Cap Rate Adjustment proposal, correcting the GDP-PI data to reflect the September 2000 forecast for 2000 and 2001. The Company explained that it had mistakenly used the wrong years' values in its initial filing. This correction resulted in a modest change in the overall escalation factor, from 2.268% to 2.269%, but did not affect the proposed rate cap values.

     After reviewing Bangor Gas's proposed rate adjustment to determine whether it complied with the Company's approved tariffs, our Staff issued a Proposed Order on December 15, 2000 recommending that we approve Bangor Gas's proposed Price Cap Rates and related Rate Elements.

V.   ANALYSIS

     A.   Price Index and Average Price Cap Rate Changes

     Bangor Gas's calculations produce a Price Index change of 2.269% that will be used to adjust the current Average Price Cap Rate for each class using the formula contained in the tariff. The formula makes two adjustments. First, it adjusts the Price Index based upon forecasted inflation for the current and upcoming year. Second, it makes an adjustment to correct for any differences between actual inflation in the prior year and the inflation forecast used to determine the prior year's adjustment to the Price Cap Rate.

     Because this is the initial filing, Bangor Gas proposes to use a slightly modified formula to calculate the Price Index. In this first year of the formula's application, Bangor Gas proposes to use only GDP-PI data for the forecasted year and the current year. After the initial year, starting with the

--------
     1 No notice was provided to customers because Bangor Gas is not currently providing tariffed service. Our Order in Docket No. 97-795 at 20 established that we would determine the nature and timing of necessary notice to customers of rate changes under Bangor Gas's rate plan in a future compliance proceeding. We require Bangor Gas to submit proposed notice provisions for review in advance of its next rate adjustment.

Order                                  3                     Docket No. 2000-947
--------------------------------------------------------------------------------


October 2001 annual rate cap adjustment, Bangor Gas proposes to return to the formula that appears in the tariff, to include the previous year's GDP-PI data as well as current and future forecasts.

     The Staff concluded that the Company's October 2000 Annual Price Cap Rate Adjustment is conceptually consistent with our Order in Docket No. 97-795 and the Company's tariff.

     We also find Bangor Gas's proposal, including the modification described above, acceptable. Bangor Gas proposes to use only the portion of the formula that increases the escalation factor for forecasted inflation for the current and subsequent years, but not the portion that corrects any error from the previous year. While Bangor Gas's proposal does not strictly in conform to the tariff, we find, because there was no inflation adjustment last year, it is reasonable under the circumstances and consistent with the intent, if not the letter, of the rate cap plan we approved in Docket No. 97-795. Therefore, we approve this Price Index change and the Company's proposed corresponding Average Price Cap Rates for each class.

     B.   Rate Element Changes

     Bangor Gas proposes to increase the rate elements for all classes by the full amount of the price index change.

     The current rates were set in Docket No. 97-795. They were derived by forecasting a bundled rate that would be competitive with the customers alternative fuel price, then subtracting an estimated energy charge, to arrive at the Average Price Cap Rates for each rate class. The Average Price Cap Rates were divided into two components: the customer charge2 and the volumetric charge.3 Under its rate plan, Bangor Gas may change the individual rate elements, i.e. its customer charge and usage charges, for a class so long as these changes do not result in an average per therm rate in excess of the class Average Price Cap Rate.

--------
     2 The customer charge which is the estimated average cost to serve a customer includes the service line, meter and regulator, meter reading, billing and collections.

     3 These rates were initially set residually with the average volumetric delivery rates calculated based on an annualized customer charge and average usage rates of 140 decatherms (Dth) for residential customers, 350 Dth for small CI, and 21,000 Dth for large CI. We will use these same levels to determine the class average rates in the future.

Order                                  4                     Docket No. 2000-947
--------------------------------------------------------------------------------


     Bangor Gas proposes to apply the maximum Price Index change equally to all of the individual rate elements in each class. Under the approved rate plan, Bangor Gas could have varied its application of the escalation factor to various rate elements within the approved constraints noted above. The tariff formula provides that class average rates may not exceed the class average Price Cap Rates. Because applying the escalation factor to each element equally creates an average rate per class that is consistent with this requirement, we approve these rates.

     C.   Head Room Factor Correction

     Finally, Bangor Gas's filing also corrects an error in its current tariff in the Price Cap Rate for Large C/I customers.4 Because it makes the Price Cap Rate consistent with the Order in Docket No. 97-795, we approve this correction.

     Dated at Augusta, Maine, this 5th day of January, 2001.

                                           BY ORDER OF THE COMMISSION


                                           ______________________________
                                           Dennis L. Keschl
                                           Administrative Director

COMMISSIONERS VOTING FOR:                  Welch
                                           Nugent
                                           Diamond

--------
     4 No customers have taken service under the incorrect price.

Order                                  5                     Docket No. 2000-947
--------------------------------------------------------------------------------


                      NOTICE OF RIGHTS TO REVIEW OR APPEAL

     5 M.R.S.A. ss. 9061 requires the Public Utilities Commission to give each party to an adjudicatory proceeding written notice of the party's rights to review or appeal of its decision made at the conclusion of the adjudicatory proceeding. The methods of review or appeal of PUC decisions at the conclusion of an adjudicatory proceeding are as follows:

     1. Reconsideration of the Commission's Order may be requested under Section 1004 of the Commission's Rules of Practice and Procedure (65-407 C.M.R.
     110) within 20 days of the date of the Order by filing a petition with the Commission stating the grounds upon which reconsideration is sought.

     2. Appeal of a final decision of the Commission may be taken to the Law Court by filing, within 30 days of the date of the Order, a Notice of Appeal with the Administrative Director of the Commission, pursuant to 35-A M.R.S.A. ss. 1320(l)-(4) and the Maine Rules of Civil Procedure, Rule 73, et seq.

     3. Additional court review of constitutional issues or issues involving the justness or reasonableness of rates may be had by the filing of an appeal with the Law Court, pursuant to 35-A M.R.S.A.ss.1320(5).

Note: The attachment of this Notice to a document does not indicate the Commission's view that the particular document may be subject to review or appeal. Similarly, the failure of the Commission to attach a copy of this Notice to a document does not indicate the Commission's view that the document is not subject to review or appeal.